

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2016

Mail Stop 4631

<u>Via E-Mail</u>
NN, Inc.
Mr. Matthew Heiter, Senior Vice President
207 Mockingbird Lane
Johnson City, Tennessee 37604

>   **Re: NN, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2015**
>   **Filed March 15, 2016**
>   **Form 8-K filed August 3, 2016**
>   **File No. 0-23486**

Dear Mr. Heiter:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Terence O'Brien

                                        Terence O'Brien
                                        Accounting Branch Chief
                                        Office of Manufacturing and
                                        Construction